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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                       PACIFIC GAS AND ELECTRIC COMPANY
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

             7.44% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
             7.04% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
            6 7/8% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
                      (TITLE OF EACH CLASS OF SECURITIES)

                       694308719 (7.44% PREFERRED STOCK)
                       694308685 (7.04% PREFERRED STOCK)
                      694308677 (6 7/8% PREFERRED STOCK)
                  (CUSIP NUMBER OF EACH CLASS OF SECURITIES)

                             GARY P. ENCINAS, ESQ.
                                77 BEALE STREET
                                P.O. BOX 770000
                        SAN FRANCISCO, CALIFORNIA 94177
                                (415) 973-2784
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               OCTOBER 23, 1995
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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         Transaction Valuation                  Amount of Filing Fee
             $325,823,000                              $65,165

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*  Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as
   amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 4,850,000 shares of 7.44% Preferred Stock, 2,910,000 shares of 7.04% Preferred Stock and 4,850,000 shares of 6 7/8% Preferred Stock of Pacific Gas and Electric Company by $25.85, $26.80 and $25.25, the respective per share purchase prices.

[_]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid: ___________     Filing Party: _________________
  Form or Registration No.: _________     Date Filed: ___________________

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                               EXPLANATORY NOTE

  Copies of the Offer to Purchase and the Letter of Transmittal, among other documents, have been filed by Pacific Gas and Electric Company (the "Company") as Exhibits to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"). Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the corresponding caption in the Offer to Purchase, including the information stated under such captions as being incorporated in response thereto.

ITEM 1. SECURITY AND ISSUER.

  (a) See "Certain Information Concerning the Company."

  (b) See "Introduction," "Terms of the Offer--Number of Shares, Purchase Price, Expiration Date; Receipt of Dividend" and "Transactions and Agreements Concerning the Shares."

  (c) See "Price Range of Shares; Dividends."

  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) See "Source and Amount of Funds."

  (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  See "Purpose of the Offer; Certain Effects of the Offer" and "Certain Information Concerning the Company--Recent Developments."

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  See "Transactions and Agreements Concerning the Shares."

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  See "Transactions and Agreements Concerning the Shares."

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  See "Fees and Expenses."

ITEM 7. FINANCIAL INFORMATION.

  (a) See "Summary" and Exhibits (g)(1)-(g)(6).

  (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Not applicable.

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  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) See Exhibits (a)(1) and (a)(2).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO. DESCRIPTION
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
   (a)(1)    Offer to Purchase, dated October 23, 1995.
   (a)(2)    Form of Letter of Transmittal to holders of 7.44% Redeemable First
              Preferred Stock, $25 par value, 7.04% Redeemable First Preferred
              Stock, $25 par value, and 6 7/8% Redeemable First Preferred
              Stock, $25 par value.
   (a)(3)    Notice of Guaranteed Delivery of Shares of 7.44% Redeemable First
              Preferred Stock, $25 par value, 7.04% Redeemable First Preferred
              Stock, $25 par value, and 6 7/8% Redeemable First Preferred
              Stock, $25 par value.
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              other Nominees.
   (a)(5)    Letter to Clients of Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.
   (a)(6)    Guidelines of the Internal Revenue Service for Certification of
              Taxpayer Identification Number on Substitute Form W-9.
   (a)(7)    Summary Advertisement of the Company.
   (a)(8)    Letter to Shareholders, dated October 23, 1995.
   (a)(9)    Press Release, dated October 20, 1995.
      (b)     Not applicable.
      (c)     Not applicable.
      (d)     Not applicable.
      (e)     Not applicable.
      (f)     Not applicable.
   (g)(1)    Computations of Earnings Per Common Share.
   (g)(2)    Restated Computation of Ratios of Earnings to Fixed Charges.
   (g)(3)    Restated Computation of Ratios of Earnings to Combined Fixed
              Charges and Preferred Stock Dividends.
   (g)(4)    Computations of Book Value Per Share.
   (g)(5)    1994 Annual Report to Shareholders (portions of the 1994 Annual
              Report to Shareholders under the headings "Selected Financial
              Data," "Management's Discussion and Analysis of Consolidated
              Results of Operations and Financial Condition," "Report of
              Independent Public Accountants," "Statement of Consolidated
              Income," "Consolidated Balance Sheet," "Statement of Consolidated
              Cash Flows," "Statement of Consolidated Common Stock Equity and
              Preferred Stock," "Statement of Consolidated Capitalization,"
              "Schedule of Consolidated Segment Information," "Notes to
              Consolidated Financial Statements," and "Quarterly Consolidated
              Financial Data" included only) (except for the foregoing
              portions, such 1994 Annual Report to Shareholders is furnished for the information of the Commission and is not deemed to be
              "filed" herein).
   (g)(6)    Quarterly Report on form 10-Q for the quarter ended June 30, 1995.


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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1995

                                          Pacific Gas and Electric Company


                                          By:   Gabriel Togneri
                                             -----------------------------
                                            Name: Gabriel B. Togneri
                                            Title:Assistant Treasurer

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